VICENTE & PARTNERS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70392

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING____01/01/2021_____ AND ENDING _____12/31/2021_____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vicente & Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Berkeley Square
_____
                                                (No. and Street)

London   W1J 6HE
_____
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Garcia   646-209-5527   michelle.garcia@vicenteandpartners.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Rosenfield and Company PLLC
_____
                                (Name – if individual, state last, first, middle name)

One Penn Plaza 250 W34th St-Suite1705 New York   NY   10119
_____
(Address)   (City)   (State)   (Zip Code)

12/17/2013   5905
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Garcia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vicente & Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MARYROSE MERCADO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20*25*

Signature: *Michelle Garcia*

Title: Partner and CCO

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:
**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable.*

VICENTE & PARTNERS LLC
Table of Contents



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Vicente & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Vicente & Partners LLC (the" Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Rosenfield & Company Pllc

New York, New York
March 29, 2022

VICENTE & PARTNERS LLC CONSOLIDATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	2,645,424
Receivables		378,905
Prepaid expenses and other assets		143,592
Deferred tax assets		237,217
TOTAL ASSETS	$	**3,405,138**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,448,471
Income taxes payable		62,322
TOTAL LIABILITIES		**1,510,793**

STOCKHOLDERS' EQUITY

Common units, $.01 par value, 1000 units authorized, and outstanding	1
Sub Class A, preferred units, $.5 par value, 1000 units authorized, and 900 units outstanding	500
Sub Class B, preferred units, $.5 par value, 1000 units authorized, and 900 units outstanding	500
Additional paid in capital	81,972
Treasury stock	(73,333)
Retained earnings	1,880,789
Accumulated other Comprehensive Income	3,916
TOTAL STOCKHOLDERS' EQUITY	**1,894,345**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**3,405,138**

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Vicente & Partners LLC (the "Company") was formed on June 28, 2019 under the laws of the state of Delaware as a limited liability company. On May 8, 2020, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has a wholly owned subsidiary Vicente & Partners Ltd. ("V&P Ltd"), a UK service entity providing services for the exclusive benefit of the Company.

The Company is a strategic and financial advisory firm, which focuses on mergers and acquisitions, private placement of securities and on the planning and structuring of transactions and other significant corporate and finance activities, which may result in securities offerings.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statement ("the financial statement") includes the accounts of Vicente & Partners LLC and V&P Ltd. All intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("US GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk. The amount in excess of the insured limit was approximately $2,400,000.

Receivables

Receivables are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Management does not believe that an allowance is required as of December 31, 2021.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses

Effective January 1, 2020, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Based on the Company's historical experience, they expect to have no credit losses.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers when the following criteria are met: (a) a contract with a customer has been identified, (b) the performance obligations in the contract have been identified, (c) the transaction price has been determined, (d) the transaction price has been allocated to each performance obligations in the contract, and (e) the Company has satisfied the applicable performance obligation.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying consolidated statement of financial condition at December 31, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2021, there were no contract liabilities reported on the accompanying consolidated statement of financial condition.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity Based Compensation

From time to time, the Company grants common units awards to the Company's employees. The awards vest over a period of three or four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on the vesting date. There are no performance conditions or market conditions.

Treasury Stock

Treasury stock includes previously issued common and preferred units that were bought back by the Company. As of December 31, 2021, treasury stock consisted of 100 Subclass A preferred units and 100 Subclass B preferred units.

Income Taxes

The Company elected to be classified as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return. Deferred taxes are also recognized for carry-forward losses.

Net deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provisions of ASC 740, Income Taxes ("ASC 740"), clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. As of December 31, 2021, the Company does not have any lease agreements with an initial term in excess of twelve months.

NOTE 3   RELATED PARTY TRANSACTIONS

Stock Based Compensation

In April 2021, a Company employee forfeited 45 common units and the Company purchased their 5 vested common units for $11,290 and 150 preferred units for $110,000. All of these units were placed into treasury.

In April 2021, the Company restructured its preferred units from 1,000 units at $1 par value into two identical sub-classes resulting in 1,000 Sub Class A preferred units at $0.50 par value and 1,000 Sub Class B preferred units at $0.50 par value.

In December 2021, the Company sold 50 Subclass A and 50 Subclass B preferred units of its treasury stock for $55,700.

In December 2021, the Company issued 50 common units from its treasury as stock compensation valued at $113,000. The restricted common unit grants were valued using the discounted cash flow method.

As of December 31, 2021, the unvested awards not yet recognized is expected to be recognized over the next 24 months.

Due from Stockholder

Included in the other assets as of December 31, 2021, was $55,700 due from a stockholder for the purchase of 50 Preferred Sub-class A units and 50 Preferred Sub-class B units. The balance was subsequently paid in full in February 2022.

Preferred Dividends declared

A dividend of $425,000 on Sub-class A Preferred Units and $198,333 on Sub-class B Preferred Units was declared for the year ended December 31, 2021.

NOTE 4 REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- l which requires the Company to maintain minimum “net capital” equal to the greater of $5,000 or 6-2/3 percent of “aggregate indebtedness”, as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,002,077, and net capital requirements of $106,096 resulting in excess net capital of $895,981.

NOTE 5 CONCENTRATIONS

As of December 31, 2021, 100% of the receivables were due from one of these clients.

NOTE 6 INCOME TAXES

As of December 31, 2021, the deferred tax assets included in the Consolidated Statement of Financial Condition were $237,217 which consisted of $15,983 related to charitable contributions and $221,234 related to net operating loss carryforwards.

Management believes that it is more likely than not that the net deferred tax assets will be realized and determined that no valuation allowance was required

As of December 31, 2021, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company’s 2019 to 2021 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

NOTE 7 COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management is not aware, based on currently available information, of any legal actions that will have a material adverse effect on the Company’s Consolidated Financial Statement.

NOTE 8 RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 a “Public Health Emergency of International Concern.” This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be affected. The Company’s Consolidated Financial Statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the Company's Consolidated Financial Statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the Company's Consolidated Financial Statement.